UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

WATCHTOWER, INC
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

94111A 106
(Cusip Number)

David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 29, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 94111A 106

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Yisroel Guttfreund

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) ☐ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
PF*

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
Israel

Number of Shares Beneficially Owned By Each Reporting Person	7. Sole Voting Power 7,500,000 8. Shared Voting Power -0- 9. Sole Dispositive Power 7,500,000 10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,500,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
65% of the issued and outstanding shares of common stock**

14. Type of Reporting Person (See Instructions)
IN

*The Reporting Person received 7,500,000 shares of the Issuer’s common stock in consideration for the payment of $750.

**Based on 11,500,000 shares of the Issuer’s common stock outstanding as September 11, 2007

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Item 1. Security and Issuer
This statement relates to the common stock $0.0001 par value, of Watchtower, Inc., a Nevada Corporation (the “Issuer"). The principal offices of the Issuer are located at 410 Park Avenue, 15th Floor, New York, New York 10022.

Item 2. Identity and Background

(a) The name of the person filing this statement: Yisroel Guttfreund (the "Reporting Person").

(b) The business address of the Reporting Person is: 410 Park Avenue, 15th Floor, New York, New York 10022.

(c) The principal occupation of the Reporting Person is President and Chief Executive Officer of the Issuer. The name, principal business, and address of the organization in which such employment is conducted are as follows: Watchtower, Inc. 410 Park Avenue, 15th Floor, New York, New York 10022.

(d) The Reporting Person is a citizen of Israel.

(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 20, 2007, by action taken by our board of directors, the Issuer issued 7,500,000 shares of common stock to the Reporting Person, the President, Chief Executive Officer, Chairman, and Director of the Issuer. The shares were issued in consideration for the payment of a purchase price equal to the par value of the shares, $0.0001 per share, which amounted in the aggregate to $750. The Reporting Person funded the transaction from personal funds.

Item 4. Purpose of Transaction

On February 20, 2007, the Reporting Person was issued 7,500,000 shares of the common stock of the Issuer. The Reporting Person wanted to share in the benefits of being a shareholder of the Issuer.

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Item 5. Interest in Securities of the Issuer

(a) The Issuer has 11,500,000 issued and outstanding shares of common stock as of September 11, 2007. The Reporting Person owns 7,500,000 shares (representing 65.0%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2007

/s/ Yisroel Guttfreund
Yisroel Guttfreund

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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